January 17, 2007

003750/0006

Via EDGAR and Federal Express

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Ms. Carmen Moncada-Terry

Re:	Omega Protein Corporation Registration Statement on Form S-3 filed December 15, 2006 File No. 333-139402

Dear Mr. Schwall and Ms. Moncada-Terry:

This letter is in response to your letter dated January 5, 2007, to Omega Protein Corporation, a Nevada corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form S-3. The numbered paragraphs below correspond to the numbered comments in your letter, and, when appropriate, we have indicated the location of the requested revision in the copies of Amendment No. 1 to the above referenced Form S-3, as provided to the above-listed members of the Staff today.

Form S-3 filed December 15, 2006

General

Selling Stockholders, page 11

1. In response to your comment, the Selling Stockholders table on page 11 has been expanded to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. The Company supplementally advises the staff that each selling stockholder has informed us that the Selling Stockholders table includes the natural persons with such power.

2. In response to your comment, the Selling Stockholders table on page 11 has been modified to indicate that none of the selling stockholders is an affiliate of a broker-dealer.

U.S. Securities & Exchange Commission

January 17, 2007

Exhibit 5.1

3. In response to your comment, the Company supplementally advises the Staff that the reference to the General Corporate Law of the State of Nevada in the legality opinion of John D. Held also includes the statutory provisions and applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

4. In response to your comment, the Company has obtained and filed a revised legality opinion of John D. Held deleting the last sentence in the prior opinion.

This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior officers of the Company. I hope the foregoing materials are responsive to the Staff’s comments. Please call the undersigned at (713) 226-6674 with any additional comments or questions you may have.

Sincerely yours,

/s/ Robert G. Reedy

Robert G. Reedy

RGR/tsb

Enclosures

cc:	Mr. John D. Held